Mail Stop 4-6

								September 7, 2005

Mr. Irwin Balaban
Chief Executive Officer
Robocom Systems International, Inc.
511 Ocean Avenue
Massapequa, NY  11758

Re:	Robocom Systems International, Inc.
  	Preliminary Schedule 14A
      Filed on August 26, 2005
      Form 10-KSB for the years ended May 31, 2004 and 2005
	File No. 0-22735

Dear Mr. Balaban:

      We have limited our review of your above-referenced filings to the asset sale and related financial information and the pending comments on the Form 10-KSB and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the years ended May 31, 2004 and 2005
1. We note that information required by Schedule 14A is provided in part by means of the Form 10-KSB that is incorporated into and will be delivered with the proxy statement. As there are outstanding comments relating to the Form 10-KSB, and because we expect to issue additional comments concerning your most recent response to those comments, you should resolve all comments concerning the Exchange Act filing prior to mailing the proxy materials and Form 10-KSB.

Schedule 14A
Financial Statements
2. We note that you have incorporated by reference the historical financial statements for the company. Please refer to Question 6 in
Section H of amendment 3 to the publicly available telephone interpretations of the Division of Corporation Finance (July 2000) for guidance regarding the financial statements that must be provided with respect to asset sale transactions. Note that the financial information presented should be current pursuant to Rule 310(g) of Regulation S-B.

Asset Sale
3. Please disclose whether the purchaser of the assets sale is an affiliate of Robocom Systems International, Inc. as defined under Rule 12b-2.
4. The proposed asset sale transaction is within the scope of Item 14(a)(4) of Schedule 14A, and all of the information required by Item
14 of Schedule 14A must be provided. Please provide a summary term sheet, which must be written in plain English. Please refer to Rule
421(d) in this respect. The summary term sheet should provide a materially complete discussion of the negotiation and terms of the sale agreement. See paragraph (b)(7) of Item 14. Also, provide pro forma financial information responsive to paragraph (b)(8) of Item
14. Consistent with paragraph (c) of Item 14, your amended filing should provide historical information regarding the business being sold, in a manner that is responsive to Items 101, 102, 103, 301, 302, 303, 304 and 305 of Regulation S-K.
Background of the Asset Sale
5. Also, please provide a materially complete discussion of the negotiation of the terms of the sale agreement. Discuss in relevant detail the significant proposals and counter-proposals made by the selling and purchasing parties. For example, explain how the purchase price and payment terms varied between the proposals and describe the basis on which each set of terms was selected. Your discussion of the transaction should compare the terms of the initial agreement entered into and clarify how the terms of the current agreement vary from the initial terms. See paragraph (b)(7) of Item
14.
6. Please clarify what shareholders will receive as a result of the asset sale transaction. As it appears that shareholders will not receive anything as a result of the asset sale, please clarify this in the questions and answers section and throughout the proxy statement as appropriate. Clarify that no dividend has been approved in connection with this transaction and none may ever be issued as a result of this transaction.
Business of the Company Following the Asset Sale
7. You state that while you have not determined the strategic direction the company will take following the consummation of the asset sale, you are considering several alternatives, including the preferred option of identifying new strategic business opportunities.
Please state whether you have any current proposals, commitments or arrangements to pursue any of the alternative strategies. For example, have you entered into any letters of intent to conduct a business combination? To the extent that you have no current proposals, commitments or arrangements, please disclose this in the proxy statement.

Questions and Answers about the Special Meeting
8. Clarify whether there are potential adjustments to the purchase price other than those which would be made if working capital is less than $1.025 million at closing. Disclose whether you anticipate any material adjustments will be required as a consequence of the warranty concerning the working capital amount.

Treatment of Outstanding Options, page 10
9. In the aggregate and with respect to each affiliate who is an option holder, disclose the anticipated payouts to optionees, using assumptions you describe concerning the value to be received over the exercise price of the options.

Other Matters, page 15
10. We note that the persons named on the proxy card intend to vote shares in accordance with their best judgment with respect to any matters that come before the meeting. In this respect, please note that a proposal to adjourn the meeting to continue soliciting additional votes is not a matter with respect to which discretionary authority is conferred by Rule 14a-4(c). We note that it may be unlikely that an adjournment will be necessary because affiliates exercise voting power over 61% of the outstanding shares.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us
with a response.  Your electronic filing should be accompanied by
a
copy of the revised filing that is marked in conformity with Item
310
of Regulation S-T. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please address all comments to Maryse Mills-Apenteng at 202-
551-
3457 or, in her absence, to the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C.
Jacobs,
Assistant Director at 202-551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal
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Mr. Irwin Balaban
Robocom Systems International, Inc.
September 7, 2005
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